FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of December 2012

Commission file number 001-14184

B.O.S. Better Online Solutions Ltd.
 (Translation of Registrant's Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

B.O.S. Better Online Solutions Ltd.

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached hereto and incorporated by reference herein is the following exhibit:

99.1	B.O.S. Better Online Solutions Ltd. Announces Results of Annual and Special General Meeting of Shareholders held on December 13, 2012.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant)

By:	/s/ Eyal Cohen
Eyal Cohen
Chief Financial Officer

Dated:  December 13, 2012

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	B.O.S. Better Online Solutions Ltd. Announces Results of Annual and Special General Meeting of Shareholders held on December 13, 2012.